UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

HTG MOLECULAR DIAGNOSTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

40434H 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 40434H 10 4	13D	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,092,781
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,092,781
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,781 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Shares of Common Stock are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person, issued on May 11, 2015. Amount includes 43,538 shares of Common Stock deliverable upon the exercise of a warrant that is exercisable at any time.

(2)       Based upon 6,779,503 shares of the Issuer’s Common Stock outstanding, which includes 6,735,965 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 6, 2015 and 43,538 shares of the Issuer’s Common Stock deliverable upon the exercise of a warrant that is exercisable at any time.

Cusip No. 40434H 10 4	13D	Page 3 of 10

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of HTG Molecular Diagnostics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3430 E. Global Loop, Tucson, Arizona 85706.

Item 2.  Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company incorporated under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Common Stock which is the subject of this Statement is held of record held by S.R. One, Limited (“S.R. One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

S.R. One purchased 365,106 shares of Common Stock on May 11, 2015 in the Issuer’s initial public offering (the “IPO”). The total consideration paid by S.R. One for these shares was $5,111,484, and such consideration was obtained from the working capital of S.R. One. S.R. One also acquired 592,866 shares of Common Stock on May 11, 2015 upon conversion of (i) 36,546,366 shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred”) into 340,314 shares of Common Stock, (ii) 15,227,653 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred”) into 141,797 shares of Common Stock, (iii) $ 1,535,440 of outstanding principal plus accrued interest underlying the Convertible Promissory Note into 110,775 shares of Common Stock at the closing of the IPO. Additionally, S.R. One acquired 91,271 shares of Common Stock upon payment of shares in respect of dividends accrued on the Series D Preferred and the Series E Preferred at the closing of the Issuer’s IPO. S.R. One also had a pre-existing Warrant exercisable for 2,784,593 Shares of Series E Preferred. Upon the closing of the Issuer’s IPO the right to receive Series E Preferred upon exercise of the Warrants converted automatically into a right to receive 43,538 shares of Common Stock upon exercise of the Warrants, which can be exercised at any time, at an exercise price of $14.00. The conversion ratio was one share of Common Stock for every 107.39 shares of Series D Preferred or Series E Preferred. The purchase prices of the Series D Preferred, the Series E Preferred, the Convertible Promissory Note and the Warrants were paid by S.R. One from its working capital.

Item 4.  Purpose of Transaction.

A.	Board Member

S.R. One appointed Simeon J. George, M.D., a Vice President at S.R. One and an employee of GlaxoSmithKline LLC, a wholly-owned subsidiary of GlaxoSmithKline plc, to the board of the Issuer in June 2011 pursuant to a Series D Financing Agreement which terminated upon closing of the IPO. Dr. George continues to serve on the board of directors of the Issuer.

B.	Registration Rights Agreement

On December 22, 2014, the Issuer, S.R. One and certain other investors entered into the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to S.R. One pursuant to the Investor Rights Agreement included demand registration rights, piggyback registration rights, and Form S-3 registrations rights as more fully described in the agreement.

C.	Note and Warrant Purchase Agreement

On December 30, 2014, the Issuer, S.R. One and certain other investors entered into the Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”), a copy of which is attached as Exhibit 2 hereto, pursuant to which S.R. One acquired the Convertible Promissory Note described in Item 3 above and the right to receive 2,784,593 Series E Preferred shares upon exercise of the Warrants. Upon the closing of the Issuer’s IPO, the right to receive Series E Preferred upon exercise of the Warrants converted automatically into a right to receive 43,538 shares of Common Stock upon exercise of the Warrants, which can be exercised at any time, at an exercise price of $14.00.

Cusip No. 40434H 10 4	13D	Page 4 of 10

D.	Lock Up Agreement

The executive officers and directors of the Issuer, S.R. One and certain other stockholders of the Issuer each entered into a Lock Up Agreement, as amended by First Amendment to Lock Up Agreement dated March 19, 2015 (the “Lock Up Agreement”), a copy of which is attached as Exhibit 3 hereto, with Leerink Partners LLC (in its capacity as representatives of the underwriter for the IPO) (the “Representative”).

Pursuant to the Lock Up Agreement, S.R. One has agreed that for a period of 180 days following the date of the underwriting agreement with the Representative related to the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representative, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock.

Cusip No. 40434H 10 4	13D	Page 5 of 10

Waiver of Rights and Notice According to the Lock Up Agreement, S.R. One agreed to waive:

1.	All rights to notice regarding the Issuer IPO or the Registration Statement, under the Investors Rights Agreement or otherwise; and

2.	Any registration rights S.R. One may have in connection with the Issuer IPO or the Registration Statement.

General

Other than as described above, S.R. One has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

S.R. One expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as S.R. One may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, S.R. One may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

a.	GlaxoSmithKline plc beneficially owns 1,092,781 shares of Common Stock, which represents 16.22% of the 6,779,503 shares of Common Stock outstanding, which includes 6,735,965 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 6, 2015 and 43,538 shares of the Issuer’s Common Stock deliverable upon the exercise of a warrant that is exercisable at any time. The 1,092,781 shares of Common Stock GlaxoSmithKline plc beneficially owns includes 43,538 shares of the Issuer’s Common Stock deliverable upon the exercise of a warrant that is exercisable at any time.
b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,092,781 shares of Common Stock described in Item 5a above.
c.	Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

Cusip No. 40434H 10 4	13D	Page 6 of 10
d.	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc or S.R. One and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
[1]	Amended and Restated Registration Rights Agreement by and among the Issuer and the parties listed therein dated as of December 22, 2014, a copy of which is incorporated herein by reference from Exhibit 4.8 to the registration statement on Form S-1 originally filed by the Issuer on December 30, 2014, as amended.
[2]

Note and Warrant Purchase Agreement by and among the Issuer and the parties listed therein, dated December 30, 2014, a copy of which is incorporated herein by reference from Exhibit 10.18 to Amendment No. 1 to the registration statement on Form S-1 filed by the Issuer on February 25, 2015, as amended.

[3]	Lock Up Agreement (as Amended on March 19, 2015) between the executive officers and directors of the Issuer, Investors and Leerink Partners LLC, a copy of which is attached hereto as Exhibit 3.

Cusip No. 40434H 10 4	13D	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2015

GLAXOSMITHKLINE PLC

By:  /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 40434H 10 4	13D	Page 8 of 10

Schedule I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia Pennsylvania 19406	Executive Director and Chairman, Global Vaccines	Moroccan, Belgian & US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Cusip No. 40434H 10 4	13D	Page 9 of 10
Name	Business Address	Principal Occupation or Employment	Citizenship
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia Pennsylvania 19406	Executive Director Chairman. Global Vaccines	Moroccan, Belgian & US

Cusip No. 40434H 10 4	13D	Page 10 of 10
Name	Business Address	Principal Occupation or Employment	Citizenship
Nick Hirons	980 Great West Road Brentford Middlesex TW8 9GS	Senior Vice President, Global Ethics and Compliance	British
Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Global Pharmaceuticals	British
William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer, GSK Consumer Healthcare	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish